February 1, 2019

VIA EDGAR

Celeste M. Murphy

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Fox Corporation
Registration Statement on Form 10-12B
File No. 001-38776 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fox Corporation, a Delaware corporation, hereby respectfully requests that acceleration of the effectiveness of the above-referenced Registration Statement be granted, so as to permit it to become effective at 4:30 p.m., New York City time, on February 5, 2019, or as soon thereafter as practicable. Please call Andrew L. Fabens at (212) 351-4034 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Fox Corporation

By:	/s/ John P. Nallen
John P. Nallen
Chief Operating Officer